

November 8, 2013

Via E-Mail
Ms. Karen B. Rhoads
Chief Financial Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, NE 66845-4915

> **Re:** **The Buckle, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **Form 10-Q for the Fiscal Quarter Ended August 3, 2013**
> **Filed September 12, 2013**
> **File No. 1-12951**

Dear Ms. Rhoads:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended August 3, 2013

Financial Statements, page 3

1.   Please provide the information required by ASU 2013-02 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" or tell us why you believe this guidance does not apply to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining